Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 9, 2003

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on May 9, 2003, entitled "AGM in Statoil ASA".

AGM in Statoil ASA

The annual general meeting (AGM) in Statoil ASA (OSE: STL, NYSE: STO) resolved on 8 May 2003 to adopt the annual report and accounts for 2002 as proposed by the board of directors.

The proposal for the allocation of net income, including distribution of a dividend of NOK 2.90 per share to persons who were shareholders on 8 May 2003 was also resolved, with payments starting on 23 May 2003.

Statoil's ordinary shares listed on the Oslo Stock Exchange will be quoted ex dividend as of 9 May 2003. American Depository Shares (ADS) listed on the New York Stock Exchange were quoted ex dividend on 6 May 2003.

The proposal to amend the marketing instructions for Statoil ASA was considered and passed.

Contact persons:

Public affairs - Wenche Skorge, tel +47 51 99 79 17(office) +47 918 70 741 (mobile)

Investor relations - Mari Thjømøe, tel +47 51 99 77 90 (office) +47 907 77 824 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 9, 2003	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer